Ramaco Resources, Inc.

250 West Main Street, Suite 1800

Lexington, Kentucky 40507

November 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attn:	Arthur Tornabene-Zalas
Anuja Majmudar

Re:	Ramaco Resources, Inc.
Registration Statement on Form S-3
File No. 333-261228

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ramaco Resources, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 2, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew Pacey, of Kirkland & Ellis LLP, special counsel to the Company, at 713-836-3786, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Randall W. Atkins

Randall W. Atkins
Chairman and Chief Executive Officer